Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Three Months Ended March 31,
	2016	2015
Earnings:
Loss before income taxes	$(4,968)	$(10,740)
Add: Fixed charges	36,000	32,392
Less: Undistributed earnings (losses) from equity method investees	3,066	(585)
Total earnings	$27,966	$22,237
Fixed charges:
Interest expense	$12,324	$11,414
Estimate of interest expense within rental expense	23,676	20,978
Total fixed charges	$36,000	$32,392
Ratio of earnings to fixed charges	0.8	0.7